

Home Is Who We Are
Champion Enterprises, Inc.
2001 Annual Report



Dear fellow shareholders:

Champion overcame many challenges in 2001. You, our investors, recognized our successes as our stock value substantially outperformed that of our peers. We have indeed survived and are now focused on earnings power within the housing industry.

2001 Stock Performance (percent)
Cumulative change in stock price



350%
300%
250%
200%
150%
100%
50%
0%
J F M A M J J A S O N D
Champion Enterprises
Peer Average

The last 32 months have been spent "rebalancing" all aspects of the industry after years of excessive and artificial demand. With great effort the industry has reduced more than 30% of its capacity and improved its business practices. The remaining challenges include working through high repossession levels and the rapidly changing consumer financing market.

Despite losing money, we see 2001 as the start of our turnaround. During the year we adjusted operating and capital strategies, while managing our businesses for short-term liquidity and long-term growth. We've managed for cash to get through this cycle and can now increase our focus on growing our businesses.

Yes, Champion is back on an aggressive track to deliver profitable growth. This growth will be in our three business platforms, which operate in two markets:

Traditional markets through retailers

- Manufacturing operations
- Company-owned retail operations

New consumer markets through builders and developers

- Genesis operations

Wholesale Homes Sold by Distribution



6.8% Builders and Developers
14.6% Company-Owned Retail Locations
78.6% Independent Retailers

Results and Accomplishments

Our accomplishments in 2001 were many although our bottom line has yet to show the results of these efforts. The progress we made includes improving the operations at each of our business platforms, strengthening our financial position and being better situated to capture more of the housing market. These improvements will help us to grow in the months and years ahead. Let me tell you about these accomplishments and how they position us for growth in the overall housing market, which is our focus in 2002.

Manufacturing Operations Profitable. In the face of tough industry conditions, our manufacturing operations reported profits of $57 million, excluding fixed asset impairment charges of $3.3 million. This income compares to $47 million (excluding nonrecurring items) in 2000 when sales were 21% higher. Even with this decline in sales, margins as a percent of revenues rose to 4.4% from 3.0% a year earlier. In 2001 we closed four homebuilding facilities, which cost us $0.04 per diluted share, but better position the remaining facilities for improved profitability.



CHAMPION
5-POINT
PLEDGE

With a specific, step-by-step commitment to improving the consumer's buying experience, we should reduce service costs and increase the number of referrals for our retailers.

Customer satisfaction was given a renewed and more intense focus in 2001. We began our 5-Point Pledge, a customer satisfaction program that was initiated at company-owned stores and rolled out to our independent retailers early in 2002. This program monitors a buyer's experience from the time the home is purchased until the customer moves in, allowing for almost an immediate response to concerns.

In 2001 we were proudly designated the industry's first Energy Star® qualified plant and the rest of our home building facilities have since been approved. For a home built in these plants to be labeled as an Energy Star home, strict federal government guidelines must be met as to energy usage. These homes



Shown here is the interior of our newest Genesis model, the Bainbridge, which is featured on the cover. Genesis homes are targeted to the growing baby boomer market and have many amenities wanted by these consumers.

have lower heating and cooling costs, are better for the environment and provide comfortable, quality living for the homeowners.

Independent Retailer Distribution Strengthened. The strength of our independent distribution became clearly evident in 2001. Inventory repurchase losses related to independent retailers going out of business trended down sharply in the last half of the year. These losses totaled \$3.9 million in 2001, \$3.3 million of which were in the first half of the year, compared to \$6 million throughout 2000.

Inventory levels of Champion-produced homes at our independent retailers continued to drop, down 20% since the start of 2001. Since mid-1999 these inventories have decreased by approximately \$350 million, or 40%. We believe that many of our independent retailers have some of the industry's best

Champion-Produced Homes in Independent Retailer Inventories (in millions)



$1000
$900
$800
$700
$600
$500
6/99
9/99
12/99
3/00
6/00
9/00
12/00
3/01
6/01
9/01
12/01

inventory turns. Because of the low inventory levels now maintained, wholesale orders should respond quickly to an increase in consumer demand.

The Champion Home Center (CHC) distribution network continued its successful track record last year. The number of independent retail locations in the program rose from 423 at the start of 2001 to 532

GENESIS
HOMES
Build Better. Build Faster.

Our Genesis initiative was started in mid-2000 to build homes for selling directly to builders and developers, a new distribution channel with strong potential for growth.

locations currently. These retailers are committed to maintaining at least 80% of their inventory with Champion-produced homes. We, in turn, help them grow their businesses and increase profitability through marketing programs, lead management software, technology and Internet initiatives, and an array of sales and management training programs and classes.


Champion
Home Center

With innovative marketing, Internet and training programs, we look to expand our CHC distribution network and to increase throughput at these locations.

Retail Platform Improved. Company-owned retail operations ended 2001 with 218 sales center locations, down from 260 at the end of 2000. The 42 store closings during the year cost us $6.6 million pretax (about $0.09 per diluted share), but freed up cash, allowing us to pay down debt and lower our breakeven point. During 2001 inventories at company stores were reduced by $47 million, down to 14 new homes per location from 18 a year earlier. Despite reducing inventories our average selling price increased by about 13%. Some of this increase is due to selling a greater percentage of multi-section homes (72% vs. 62% in 2000), but we have also been able to raise prices in this tough environment.

In 2001 cost cutting and expense reductions lowered our breakeven point to about 3.5 new home sales per month per location. Unfortunately, we're not at this sales level just yet, but look to improve throughput and inventory turns due to the programs now in place. Our company stores will continue to benefit from our CHC programs, while newly-implemented hiring, training and retention programs should improve sales force performance.

Genesis Operations Grow. Our Genesis operations continued their robust pace, with homes sold to builders and developers up 35% to 2,700 homes in 2001. We are now working with about 400 builders and developers, twice as many as in 2000. Revenues from sales to builders and developers rose to 13% of wholesale revenues and 7% of homes sold in 2001, compared to 7% and 4%, respectively, in 2000.

Showcasing our innovative designs, the Bainbridge model (shown on the cover) was featured and very well received at this year's International Builders' Show. More than 20,000 people toured the home and over 1,000 developers and builders committed to visiting a Genesis off-site construction facility.

Originally targeted for single-family housing, Genesis increased its market potential significantly last year by adding multi-family homes, townhouses, condominiums and time-share projects to its product mix. Urban infill developments became another opportunity with considerable volume potential, and Genesis is poised to capture a larger share of that market across the country.

Projected Genesis Home Sales


10,000
8,000
6,000
4,000
2,000
0
2000 (A)
2001 (A)
2002 (G)
2003 (G)
2004 (G)
A: Actual
G: Goal

Financial Position Improved. Our financial position and capital structure improved dramatically in 2001, particularly with the $20 million convertible preferred stock issuance and restructuring of the $32 million deferred purchase price liability related to a 1998 acquisition. We ended the year with $69 million in cash and no borrowings outstanding on our bank credit facility. Total debt, net of cash, was 43.8% of total capital at the end of December, down from 49.5% to start the year.

Because of our improved financial position and capital structure, we obtained $43 million of new credit sources for floor plan financing and currently have about $80 million available. We're happy to have diversified this liability and currently have only $20 million outstanding with Conseco Finance. With Conseco exiting industry wholesale lending, the $20 million will decline over the last seven months of 2002, which allows us time to obtain financing from other sources. Due to inventory reductions we reduced our floor plan borrowings to $71 million, paying down $43 million during 2001.

We continued to manage for cash and to reduce expenses. We were successful in these efforts, generating $67 million in cash flow from operations during the year. The benefits of reduced expenses are evident in our lower breakeven points.

Industry Update

The industry has spent nearly the last three years in a correction mode. Industry capacity, retail locations and inventory have all been reduced and adjusted to meet demand. Practices throughout all aspects of the industry have been improved. Substantial progress has been made.

Stability, however, is a bit farther off. The shift from personal property (home-only) loans to real estate financing will require continual adjustments at all levels within the industry. While this change is a "win-win-win" for consumers, mortgage companies and the industry, it means we must learn entirely new processes for selling homes, managing inventory, and financing customers, including learning construction loan and mortgage procedures.

Year-Over-Year Comparisons Turn Positive. After 30 months of year-over-year declines, industry wholesale shipments turned positive in October — up 2.5% from the year earlier period. For the fourth quarter of 2001, year-over-year industry shipments were up 3.5%. This increase was a tremendous accomplishment and the first quarterly increase since the first quarter of 1999.

2001 Industry Wholesale Shipments
Year-over-year monthly shipment comparisons


20%
10%
0%
-10%
-20%
-30%
-40%
-50%
J
F
M
A
M
J
J
A
S
O
N
D
% Change
Source: MHI

Repossessions Expected to Level Off. We expect industry repossessions to be flat this year at an estimated 90,000 homes, the same high level as in 2001. These repossessions are the result of overly aggressive consumer financing from 1996 through mid-1999 and will account for about 30% of total demand in 2002. Over the past few years new home sales have been hurt by these repossessions and will continue to be affected until repossessions return to normal levels — around 25,000 homes a year.

We're hoping that the economy improves early this year and, as a result, repossessions begin to trend down. Also, the level of repossessions should decline as more time passes from when the overly aggressive consumer financing occurred. If repossession levels fall, new home retail sales and wholesale shipments will be helped.

Real Estate Financing Growing. A bright spot last year was the growth in real estate financing for manufactured housing, a trend we expect to continue this year. We estimate that cash and real estate loans were 50% of the industry's new home funding in 2001, up from 20% in the previous year. We expect this number to grow to near 70% in 2002, helping to provide sufficient financing to meet expected demand. Due to placement of homes in leased communities, we estimate that personal property loans would be at least 30% of industry financing.

Industry Funding – Cash and Real Estate Loans


80%
60%
40%
20%
0%
2000
2001
2002
% of Total Industry Funding
Source: Champion Estimates

We see the switch to real estate loans as positive for the industry. Consumers will benefit from interest rates substantially below those for traditional industry personal property loans. They should build equity faster as the land, as well as the home, appreciates. Also, industry financing availability increases considerably with the use of real estate financing.

The growth in real estate loans partially resulted from home-only financing continuing to be restrictive. Lack of competition has resulted from various consumer finance companies exiting the industry. Also, credit standards and interest rates for new home-only loans have remained high, allowing traditional finance companies to more easily liquidate their repossessions.

Manufactured housing serves all types of households with larger homes offering more features and options. Demographics for the industry remain favorable.



Inventory Levels Down. We estimate that new home inventory in the industry's distribution channel was reduced by about 19,000 homes in 2001, bringing the total reduction to about 65,000 homes since mid-1999. Not only have the number of retail locations dropped (from about 9,500 in June 1999 to 6,000 in December 2001), the inventory levels maintained at these locations are also down and far more productive. We expect only a slight reduction in 2002. With lower inventory levels in the distribution channel, a retail sale should result in a new wholesale order rather than a further inventory reduction.

Retailers' inventories should continue to drop at their locations due to increased customization and quicker supply. This decrease should be offset by an increase due to the switch to real estate financing. Homes on the consumers' sites, but still included in the retailers' inventories, will rise as the construction loan period extends the selling process. These two factors should balance each other out in 2002.

Wholesale Financing Available. In terms of industry wholesale financing, we believe that quality retailers should have adequate lending availability. Despite the recent contraction in this financing, four third-party national lenders remain. We believe these participants will provide adequate lending at the wholesale level. Regional and local banks are also becoming more involved in inventory financing for the industry. Thus, retailers who are financially strong should be able to obtain inventory financing from a variety of sources.

2002 Estimates. We estimate industry wholesale shipments for 2002 will be about 200,000 homes, a 4% improvement from 2001 levels. As to new industry retail sales, we project 208,000 homes in 2002, a 2% drop from 2001 levels. Based on these estimates, the



Walter R. Young
Chairman, President and Chief Executive Officer

industry's distribution channel will be reduced by 8,000 new homes from the estimated 96,000 homes as of December 2001. As already mentioned, high repossession levels remain the industry's most formidable obstacle to regaining complete balance.

Future Plans

Even with the looming economic uncertainties, we expect to be profitable in 2002. We believe that each of our platforms is better positioned to capitalize on the industry's eventual upturn. Although still conservative, we're moving confidently from a liquidity focus to a growth mode. We're excited about the prospects.

Manufacturing: Right-Sized and Ready. We've only just started to realize the benefits in earnings power with our manufacturing operations. In 2001 we did not focus on gaining wholesale market share, which dropped to about 19% from 20% a year earlier. Having right-sized operations and substantially reduced inventories in the distribution channel, we now expect profitable market share growth in 2002. We believe we have the financial strength to attract new independent retailers and the resources and commitment to improve throughput at existing CHC's.



BURY YOUR ELECTRIC BILL
UP TO ONE FULL YEAR!
WITH THE PURCHASE OF A CHAMPION FAMILY ENERGY STAR LABELED HOME
Champion Home Center

Champ, the spirited beagle who starred in last year's national advertising campaign, is helping us again this year. He's doing his part to sell Champion Energy Star homes using television, print and Internet advertising.

We strongly believe in our Energy Star homes and are promoting them with this year's national advertising campaign. This year's promotion is called "Bury the Bill" and runs from March 15 through May 15. Those who purchase a Champion-produced Energy Star home during that time period will receive up to a $1,000 credit on their electric bills for a year, paid by Champion directly to the home buyer's utility company.

Retail: Challenging, But Improved. Returning our retail operations to profitability remains our biggest challenge. With a low breakeven point and substantially reduced inventories, we are focused on increasing sales and inventory turns. We remain cautiously optimistic that with sales center closings behind us, stores now in operation should do well. Consumer traffic levels so far this year have been encouraging, up from fourth quarter levels and slightly ahead of a year ago. We're pleased with this increase, but need to convert this traffic to sales as we learn the real estate loan process.

Genesis: A New Distribution. Our goal is to sell 4,000 homes to builders and developers in 2002, 48% more than last year's level. We are targeting to sell 10,000 homes to builders and developers in 2004, which will still only be 1% of the site-built housing market. Over the next few years, we look to have most of the production at our 11 Genesis plants sold through this distribution channel.

Corporate Governance. Champion and its Board of Directors were recognized in 2001 for being the only case study in the National Association of Corporate Directors' Blue Ribbon Commission on Director Professionalism. We are pleased that our unique Board process and evaluation are examples to others. We welcome Eric Belsky as the newest of our seven directors and regret the resignation of Carl Valdiserri, who served for seven years.

At all levels, Champion is moving from a "manufactured housing" company to a "housing" company. In our traditional markets and distribution system, a long-term benefit will be realized as a result of the rapid shift to real estate financing. Our Genesis division is poised to continue growing through the new distribution channel it has established for builders and developers. We believe that these factors will be instrumental in making Champion a strong, growth-oriented company in a number of housing sectors and channels. We are excited about these positive changes.

As always we wish to thank each of you for your continued support during these uncertain and challenging times. Whether you are a shareholder, retailer, customer, supplier, or employee, we appreciate your confidence.

Walter R. Young

Chairman, President and Chief Executive Officer
February 28, 2002

Champion Enterprises, Inc. Corporate Information

Locations


Manufacturing
Genesis
Retail
Community

General

Headquarters
Champion Enterprises, Inc.
2701 Cambridge Court, Suite 300
Auburn Hills, MI 48326
(248) 340-9090

Annual Meeting
Tuesday, April 30, 2002, 10:00 a.m.
The Hampton Inn
1461 North Opdyke Road
Auburn Hills, MI 48326

Common Stock Listings
Symbol: CHB
New York Stock Exchange
Chicago Stock Exchange
Pacific Stock Exchange

Investor Relations Contacts
Anthony S. Cleberg
Executive Vice President and Chief Financial Officer
(248) 340-9090
tcleberg@championhomes.net

Colleen T. Bauman
Assistant Vice President, Investor Relations
(248) 340-7731
cbauman@championhomes.net

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone (800) 937-5449
Fax (718) 236-2641

Please contact the transfer agent for an address change, an account transfer or consolidation, or other stock account matters.

Independent Accountants
PricewaterhouseCoopers LLP

Website
Press releases, product information, retail locations, Securities and Exchange Commission ("SEC") filings and further information can be found on the Company's website, www.championhomes.net.

Form 10-K Available
Copies of Champion's Annual Report on Form 10-K filed with the SEC are available, without charge, upon request to the Investor Relations Department.

Board of Directors

Robert W. Anestis, *Chairman, President and Chief Executive Officer,* Florida East Coast Industries, Inc.

Eric S. Belsky, *Executive Director,* Joint Center for Housing Studies of Harvard University

Selwyn Isakow, *President,* The Oxford Investment Group, Inc.

Brian D. Jellison, *President and Chief Executive Officer,* Roper Industries, Inc.

Ellen R. Levine, *Editor-in-Chief,* Good Housekeeping

George R. Mrkonic, *Director,* Borders Group, Inc.

Walter R. Young, *Chairman, President and Chief Executive Officer,* Champion Enterprises, Inc.

Quarterly Stock Prices

	2001		2000	
	High	Low	High	Low
First Quarter	$7.31	$2.81	$8.44	$5.31
Second Quarter	$11.74	$4.76	$7.75	$4.00
Third Quarter	$11.94	$6.25	$6.63	$4.13
Fourth Quarter	$13.75	$6.57	$4.19	$2.31

Senior Management

Robert S. Bagwell, *President, Western Retail*

Richard A. Brugge, *President, Western Manufacturing*

Anthony S. Cleberg, *Executive Vice President and Chief Financial Officer*

M. Mark Cole, *President, Retail Operations*

John J. Collins, Jr., *Senior Vice President, General Counsel and Secretary*

Gary L. Good, *President, Eastern Retail*

Richard P. Hevelhorst, *Vice President and Controller*

Edward B. Lasater, *President, Central Retail*

Roger D. Lasater, *President, Genesis Manufacturing*

Christopher L. Richter, *President, Midwestern Retail*

Philip C. Surles, *Chief Operating Officer*

B.J. Williams, *President, Eastern Manufacturing*

Walter R. Young, *Chairman, President and Chief Executive Officer*

Forward Looking Statements

This Annual Report contains certain statements, including the Company's expectations for growth, improved sales performance, increases in market share, and lower breakeven points, our estimations of repossession levels, total product demand, real estate financing trends, wholesale financing availability, and personal property financing activity, the Company's assessment of industry inventory levels and consequences, industry wholesale shipment estimates, as well as our expectations for profit, profitable market share growth, improved retail sales operations, our goals and targets for home sales, and the long-term benefits and the positive impact of changes, which are or could be construed to be forward looking statements within the meaning of the Securities and Exchange Act of 1934. These statements are based on the Company's estimates, assumptions and projections and reflect the Company's current views with respect to these items. The Company does not undertake to update the information contained herein, which speaks only as of the date of this Annual Report. The Company has identified certain risk factors which could cause actual plans and results to differ materially from those included in the forward looking statements. These factors are discussed in the Forward Looking Statements Section of the Company's most recently filed Form 10-K, and that discussion regarding risk factors is incorporated herein by reference.